ChipBrain LLC



Annual Report

2020

Annual Report 2020

Throughout this document, mentions of ChipBrain LLC refer to ChipBrain LLC, a LLC formed on June 26th, 2020 in Delaware (the "Company"). The Company's physical address is 16192 Coastal Highway, Lewes, Delaware 19958-9776.

You may contact the Company by emailing colleen.cahill@chipbrain.com. This annual report is posted on the Company's website, www.chipbrain.com. The Company may provide additional, occasional updates to investors via Netcapital.com.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

ChipBrain LLC ("ChipBrain LLC" or "Company") is a corporation formed on June 26th, 2020, in Delaware. The Company's physical address is 16192 Coastal Highway, Lewes, Delaware 19958-9776. The Company's web site may be accessed at www.chipbrain.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Curtis Northcutt

Board positions with ChipBrain LLC

Dates	Position	Principal Occupation
June 2020 - Present	Director	Board Director

Positions with ChipBrain LLC

Dates	Position	Responsibilities
June 2020 - Present	Founder & CTO	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Apr 2019 - Present	Knowledge AI	Chief AI Scientist
Oct 2018 - Present	Research Scientist	Oculus VR
Apr 2013 - Present	MIT	PhD Candidate in Computer Science

Kelton Hardrict Jr.

Board positions with ChipBrain LLC

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with ChipBrain LLC

Dates	Position	Responsibilities
June 2020 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Jan 2020 - Present	Engineer	Deuce Drone
Jan 2016 - Jan 2020	MIT	Student - Degree in Aerospace Engineering

Shannon Keyes

Board positions with ChipBrain LLC

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with ChipBrain LLC

Dates	Position	Responsibilities
June 2020 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Sept 2018 - Present	Seacoast Charter Middle School	Middle School Humanities Teacher
Sept 2016 - Sept 2018	Assistant Deputy Clerk of Court	State of New Hampshire Superior Court—Rockingham County

John Fanning Jr.

Board positions with ChipBrain LLC

Dates	Position	Principal Occupation
N/A	N/A	N/A

Positions with ChipBrain LLC

Dates	Position	Responsibilities
July 2020 - Present	Director	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
Jan 2012 - Present	Zelgor Inc.	CEO

Lisa Vo

Board positions with ChipBrain LLC

Dates	Position	Principal Occupation

June 2020 - Present	Director	Board Director

Positions with ChipBrain LLC

Dates	Position	Responsibilities
June 2020 - Present	Founder & CEO	

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2019 - Present	Palantir Technologies	Software Engineer
Jan 2019 - Present	GrassRoutes Canvassing	Co-founder
Mar 2018 - Sept 2019	Bluebonnet Data	Co-founder
Jan 2015 - Jan 2019	Harvard University	Student - B.A. Computer Science

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Lisa Vo owns 887,750 shares of common units, representing a voting power of 23.06%.

Curtis Northcutt owns 887,750 shares of common units, representing a voting power of 23.06%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Our product is being built to be an emotionally intelligent, persuasive, and personalized AI assistant that joins sales reps in customer calls, providing real-time feedback on how the conversation is affecting the emotional state of the customer at each point in time, as well as real-time coaching about what to say, when to say it, and how to say it. We believe that artificial intelligence can teach people to be more emotionally intelligent, more persuasive, and ultimately more effective in conversation and negotiation. We imagine a world in which our AI can help any human in any company—in any market—sell anything. We are building an emotionally intelligent and persuasive AI assistant that should provide feedback and live coaching to sales professionals during customer calls to help them close more deals. Our product is designed to combine supervised and unsupervised machine learning techniques to provide real-time emotion, tone, and facial expression feedback in live conversations across all modalities of digital communication: text, voice, and video— this should take the guesswork out of identifying conversational and emotional cues and enable sales professionals to see at a glance how they are "coming off" to customers. By measuring the customer's emotional distribution over time of a conversation, our AI should be able to identify the exact turning points in the conversation when a salesperson made the most compelling statements that had the highest impact on the customer. By learning the phrases, techniques, and domain-specific knowledge from top performers that are used in persuasive and successful sales conversations, our AI assistant should then be able to suggest the most effective rhetoric and tone to use, in real-time, for each type of customer it has profiled in addition to personalizing this to the unique strengths and weaknesses of the individual salesperson. In addition to live support during customer calls, we plan to provide summary statistics for each salesperson, which should include comparison of their performance to optimal benchmarks, and specific examples of their previous text, speech, or expressions that led to customer conversion. Our target customers are companies and organizations with sales departments conducting digitized communications with customers—one of the markets expected to grow dramatically in a post-pandemic world as company operations should increasingly become more virtual. ChipBrain is a subscription-based, B2B software-as-a-service (SaaS) company. The company plans to distribute its product as a standalone product and as an add-on to existing CRMs via key partnerships.

5. How many employees does the Company currently have? (§ 227.201(e))

ChipBrain LLC currently has 6 employees.

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Our success depends in part on our ability to grow and take advantage of efficiencies of scale. To accomplish our growth strategy, we may be required to raise and invest additional capital and resources and expand our marketing efforts in several geographic markets. We cannot be assured that we will be successful in raising the required capital.

2. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.

3. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified, technical and managerial employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success. We believe it is important to negotiate with potential employees and, if appropriate, engage

them on a part-time basis or on a project basis and compensate them at least partially, with a stock option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse affect on our business.

4. We may conduct future offerings of our membership units and pay debt obligations with our membership units which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including sales of equity or securities convertible into units at prices differing from the price of the units previously issued. In the event that any such future sales of securities are affected or we use our units to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

5. Competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own business that competes with us.

6. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. If we are unable to develop new services that address customers' needs, to deliver our applications in one seamless integrated product offering that addresses customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers due to any of the aforementioned reasons, our business, results of operations and financial condition may be materially adversely affected.

7. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

8. Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and

harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

9. An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business. We depend on various information systems to support our customers' requirements and to successfully manage our business. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. This disruption might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks"; and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

10. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

11. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an SaaS business is the secure transmission of confidential information, data, and media. Although we design our systems and processes to protect customer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

12. We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

13. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and CTO. If we lose those services or if either fails to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO, CTO, and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other executive officers could harm the Company's business, financial condition, cash flow and results of operations.

14. We continue to seek technical and managerial staff members. We believe it is important to negotiate with potential employees and, if appropriate, engage them on a part-time basis or on a project basis and compensate them at least partially, with an equity option grant. There is a high demand for highly trained and managerial staff members. If we are not able to fill these positions, it may have an adverse effect on our business.

15. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

16. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to

receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Units	4,515,822	3,848,523	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a record onwer, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of ChipBrain LLC, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in ChipBrain LLC and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date

N/A	N/A	N/A	N/A

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
10/2020	Common Units	$ 231,273	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a) (6))	Engineering development and general admin expenses.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

DOES NOT APPLY

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

ChipBrain is an early-stage company with limited assets and no liabilities. The company is not yet generating revenues or earnings. As a result, the company currently lacks liquidity. Moving forward, we plan to generate revenues through the sale of our software. Since our last capital raise of net $231,237, under Regulation CF, we have completed development of the product and assembled a cohort of large customer companies to participate in our pilot. We expect to generate revenue through these early pilots. This next round of capital will see us through the duration of the pilot, as well as enable us to pay our rapidly expanding team. In addition to this offering statement, we plan to seek additional capital from accredited investors in a private funding. If we are successful in our efforts, we anticipate that the private funding will be at a price per unit of less than $2.40, which is dilutive to investors in this offering.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

ChipBrain LLC has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

ChipBrain LLC will file a report electronically with the SEC annually and post the report on its web site (www.chipbrain.com) no later than 120 days after the end of each fiscal year covered by the report.

I, Arnold Scott, certify that:

(1) the financial statements of ChipBrain, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of ChipBrain LLC included in this Form reflects accurately the information reported on the tax return for ChipBrain LLC filed for the fiscal year ended Dec 31st, 2020.

DocuSigned by:

Arnold Scott

5CEC0E5BE1DD4FD...

Arnold Scott
Director

30th, September 2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

ChipBrain Inc. f/k/a Chipbrain LLC
Balance Sheet
(Unaudited)

		December 31, 2020
ASSETS		
Cash and cash equivalents	$	197,295
Trade and other receivables		4,613
Total assets	$	201,908
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	7,652
Accounts payable, related party		851
Total liabilities		8,503
Commitments and contingencies		-
Common stock, par value $0.0001; 3,848,523 issued and outstanding		385
Paid-in-capital		231,247
Accumulated deficit		(38,227)
Total shareholders' equity		193,405
Total liabilities and shareholders' equity	$	201,908

ChipBrain Inc. f/k/a Chipbrain LLC
Statement of Comprehensive Income
(Unaudited)

	For the Period June 26, 2020 (Inception) to December 31, 2020
Revenue	$ -
Expenses:	
Payroll and payroll related expenses	33,188
General and administrative	5,039
Total expenses	38,227
Net loss	$ (38,227)

ChipBrain Inc. f/k/a Chipbrain LLC
Statement of Changes in Shareholders' Equity
From June 26, 2020 (Inception) to December 31, 2020
(Unaudited)

	Class A Common Stock		Class B Common Stock		Paid-in-Capital	Retained Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance, June 26, 2020 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founder shares	-	-	3,551,000	355			355
Common shares issued under Reg CF	262,059	26			243,689		243,715
Offering costs for Reg CF					(12,442)		(12,442)
Stock compensation	35,464	4					4
Net (loss)						(38,227)	(38,227)
Balance, December 31, 2020	297,523	$ 30	3,551,000	$ 355	$ 231,247	$ (38,227)	$ 193,405

ChipBrain Inc. f/k/a Chipbrain LLC
Statement of Cash Flows
(Unaudited)

	For the Period June 26, 2020 (Inception) to December 31, 2020
Cash flows from operating activities:	
Net loss	$ (38,227)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Stock compensation	359
Changes in operating assets and liabilities:	
Increase in trade and other receivables	(4,613)
Increase in accounts payable and accrued expenses	7,652
Increase in Accounts payable, related party	851
	-
Net cash used in operating activities	(33,978)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	
Net proceeds from Reg CF offering	231,273
Net cash provided by financing activities	231,273
Net cash increase for period	197,295
Cash at beginning of period	-
Cash at end of year	$ 197,295
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -